SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

PERTUITY FUNDS

ADDRESS AND PRINCIPAL BUSINESS OFFICE:

2 Gateway Center, 603 Stanwix Street; Suite 300, Pittsburgh PA 15222

 (Address of Principal Executive Offices)

412-567-6677

(Registrant's Telephone Number)

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Kim Muhota

2 Gateway Center

603 Stanwix Street; Suite 300
Pittsburgh PA 15222

(Name and Address of Agent for Service)

(Notices should be sent to the Agent for Service)

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

              Yes  XX                                       No   ----

Pursuant to the requirements of the Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Pittsburgh and the State of Pennsylvania on the 15th day of January, 2008.

By:  /s/ Kim Muhota